Faegre Drinker Biddle & Reath LLP

11500 K Street, NW #1100

Washington, DC 20005

Telephone: (202) 842-8800

www.faegredrinker.com

December 10, 2025

VIA EDGAR TRANSMISSION

Daniel Greenspan

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: The RBB Fund, Inc. (the “Company”)
File Nos.: 033-20827 and 811-05518

Dear Mr. Greenspan:

The purpose of this letter is to respond to oral comments provided by the staff of the Securities and Exchange Commission (“Staff”) regarding the Company’s post-effective amendment No. 368 to its registration statement on Form N-1A (the “Registration Statement”) filed on September 26, 2025 pursuant to Rule 485(a) under the Securities Act of 1933 in connection with F/m Compoundr Ultrashort Treasury ETF, F/m Compoundr Intermediate Treasury ETF and F/m Compoundr Long Treasury ETF (each a “Fund,” together, the “Funds”).

The Company will file a subsequent PEA under Rule 485(b) (“Amended Registration Statement”) to update any missing information, respond to Staff comments, and file updated exhibits.

For your convenience, each comment has been reproduced below, immediately followed by the Company’s response. Capitalized but undefined terms used herein have the meanings assigned to them in the Registration Statement. The Company confirms that, where applicable, the responses to the comments provided in one section of the Registration Statement will be similarly updated in other parallel sections of the Registration Statement, except as noted by the Company. The changes to the disclosures discussed below will be reflected in the Amended Registration Statement.

PROSPECTUS

1.	Comment: For each Fund, under the heading “The Underlying Index,” please disclose the number of index components, or a range of the number of index components, for each Fund’s Underlying Index.

Response: A range of the number of index components for each Fund’s Underlying Index is included in the Amended Registration Statement.

2.	Comment: Disclosure within the principal investment strategies section for each Fund discloses that “Cash collateral received by the Fund in connection with its lending of portfolio securities will be invested in short-term investments, including money market funds.” If cash collateral will be invested in affiliated investment products, please disclose that.

Response: At this time, the Adviser does not contemplate investing cash collateral from securities lending into affiliated investment products.

3.	Comment: Disclosure within the principal investment strategies section for each Fund notes that each Fund is designed to offer exposure consistent with the total return of each Fund’s specific investment focus, “without receiving and reinvesting dividend income.” In connection with this strategy, explain supplementally and provide disclosure with respect to the mechanics by which the Funds will adjust their respective portfolios to replicate the rotating out of companies, including with respect to in-kind baskets, and the related tax implications.

Response: The Underlying Indices were specifically built for total return and rely upon the standard in-kind basket creation and redemption mechanisms to move the portfolios from the Primary Underlying Fund(s) to Substitute Underlying Fund(s) and back, around the time of the ex-date. The Adviser does not expect any additional or unexpected tax implications, other than those ordinarily experienced by in-kind ETFs. The intention of each Fund is to produce a total return on price level, while allowing an investor to determine when to take proceeds in lieu of scheduled or formulaic distributions. The Adviser does not anticipate that the Funds will earn material income that will require annual distributions. Disclosure to this effect is included in the Amended Registration Statement.

4.	Comment: Each Fund’s principal investment strategy notes that each Fund will temporarily rotate into similar Underlying Funds on each core security’s ex-dividend date in order to avoid receiving a dividend distribution. Please address whether the Funds may rotate into Underlying Funds that do not comply with each Fund’s respective Fund name under Rule 35d-1 under the 1940 Act (the Names Rule).

Response: Each Fund invests in and rotates to Underlying Funds and Substitute Underlying Funds whose principal investment strategies align with each Fund’s respective 80% investment policy. In addition, the Fund may invest up to 20% of its assets outside of its 80% investment policy.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (202) 230-5218.

Sincerely,

/s/ Gwendolyn A. Williamson
Gwendolyn A. Williamson

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